Exhibit (a)(5)(iii)
FOR IMMEDIATE RELEASE
Illinois Tool Works Inc. Extends Tender Offer for Click Commerce, Inc.
GLENVIEW, Ill. and CHICAGO, Ill., October 16, 2006 — Illinois Tool Works Inc. (NYSE: ITW) and Click Commerce, Inc. (Nasdaq: CKCM) announced today that ITW is extending the expiration date of its cash tender offer to purchase all outstanding shares of common stock of Click Commerce, while the parties await approval by the German Federal Cartel Office.
The offer, which had previously been scheduled to expire at midnight, New York City time, on October 16, 2006, has been extended until midnight, New York City time, on Wednesday, October 25, 2006, unless further extended.
The parties received notification of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the acquisition. The expiration of the initial Hart-Scott-Rodino waiting period satisfies one of the principal conditions to the pending acquisition.
Computershare Shareholders Services, Inc., acting as the depositary for the tender offer, has advised ITW that as of 5:00 p.m., New York City time, on Friday, October 13, 2006, approximately 4,926,248 shares of Click Commerce common stock, representing approximately 40.3% of all outstanding shares, were validly tendered and not withdrawn, including approximately 625 shares tendered pursuant to procedures for guaranteed delivery.
The consideration payable for the shares and the other terms of the tender offer are not affected by the extension of the offer expiration date.
ITW is a $12.8 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 700 business units in 48 countries and employs some 50,000 people.
Click Commerce, Inc., a leading provider of on-demand supply chain management solutions, enables millions of users in 70 countries to collaborate, in real time, with business partners across the extended enterprise. Click Commerce solutions support the unique business processes of multiple industry segments such as manufacturing, aerospace and defense, and high-tech. Click Commerce enables corporations including Alaska Airlines, BASF, Citibank, Delphi, Eastman Kodak Company, Jabil Global Services, Lockheed Martin, Microsoft, Pier 1, Ryder, and Verizon to coordinate and optimize business processes, accelerate revenue, lower costs, and improve customer service.

NOTICE TO INVESTORS
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. ITW and Sub have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, letter of transmittal and other documents relating to the tender offer, and Click Commerce has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission. ITW and Click Commerce have mailed these documents to Click Commerce stockholders. These documents contain important information that should be read carefully before any decision is made with respect to the tender offer. Click Commerce stockholders may obtain a copy of these documents free of charge by contacting Georgeson Inc., the information agent for the offer, at (866) 628-6021 (toll-free). In addition, all of these documents (and all other offer documents filed with the Securities and Exchange Commission) are available at no charge on the Securities and Exchange Commission’s website at http://www.sec.gov.